CUSIP NO. 28659T200                   13G                      PAGE 1 OF 5 PAGES
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. __)*


                           ELITE PHARMACEUTICALS, INC.
                       -----------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                     --------------------------------------
                         (Title of Class of Securities)


                                    28659T200
                             ----------------------
                                 (CUSIP Number)


                                FEBRUARY 14, 2006
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)

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CUSIP NO. 28659T200                   13G                      PAGE 2 OF 5 PAGES
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---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           JEROME BELSON
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]  (b)[X]

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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS*

           PF
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)  [ ]

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   6       CITIZENSHIP OR PLACE OR ORGANIZATION

           USA
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---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           140,000
NUMBER OF        --------- -----------------------------------------------------
SHARES               8     SHARED VOTING POWER
BENEFICIALLY               -0-
OWNED BY EACH    --------- -----------------------------------------------------
REPORTING            9     SOLE DISPOSITIVE POWER
PERSON WITH                140,000
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
---------------- --------- -----------------------------------------------------
---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           140,000
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*  [ ]

---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           0.7%
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           TYPE OF REPORTING PERSON*
    14
           IN
---------- ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 28659T200                   13G                      PAGE 3 OF 5 PAGES
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                                  SCHEDULE 13G
                                  ------------

     This Schedule 13G (the "Schedule 13G") is being filed on behalf of Jerome Belson, relating to shares of common stock of Elite Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").

Item 1(a).  Name of Issuer:

            Elite Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            165 Ludlow Avenue
            Northvale, New Jersey

Item 2(a).  Name of Person Filing:

            Jerome Belson

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            495 Broadway
            New York, New York 10012

Item 2(c).  Citizenship:

            USA

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value

Item 2(e).  CUSIP Number:

            28659T200

Item 3.     Reporting Person:

            The person filing is not listed in Items 3(a) through 3(j).

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CUSIP NO. 28659T200                   13G                      PAGE 4 OF 5 PAGES
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Item 4.     Ownership.

            (a)	Mr. Belson beneficially owns 140,000 shares of common stock.

            (b)	Mr. Belson beneficially owns approximately 0.7% of the Issuer's outstanding common stock. This percentage is determined by dividing 140,000 by 19,258,141, the Issuer's outstanding common stock as reported in Issuer's Quarterly Report on Form 10-Q filed on February 14, 2006.

            (c)	Mr. Belson may direct the vote and disposition of 140,000
                shares of common stock.

Item 5.	    Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
            the following:   [X]

Item 6.	    Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7.	    Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.	    Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.	    Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 28659T200                   13G                      PAGE 5 OF 5 PAGES
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 5, 2006                             /s/ Jerome Belson
                                           -------------------------------------
                                                   Jerome Belson